MANATT
PHELPS
PHILLIPS
- ---------------------------
Attorneys at Law
                                                               Brenda B. Nelson
                                                    Direct Dial: (310) 312-4268
                                                   Internet: bnelson@manatt.com

September 9, 1996


BY ELECTRONIC FILING                                          File No: 8273-035

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  RE: ATTACHED STATEMENTS ON SCHEDULE 13D OF BENEFICIAL OWNERSHIP OF GLOBAL ONE DISTRIBUTION &
                           MERCHANDISING INC. COMMON STOCK

Ladies and Gentlemen:

                  On behalf of Joseph C. Angard and Michael A. Malm, Chairman and Chief Executive Officer and Chief Operating Officer, respectively, of Global One Distribution & Merchandising Inc. (the "Company"), we transmit for filing pursuant to Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended, their statements on Schedule 13D of beneficial ownership of Company common stock.

                  Please contact the undersigned at (310) 312-4268 if there is any further information that you need regarding this filing.

                                           Very truly yours,



                                           Brenda B. Nelson
                                           Manatt, Phelps & Phillips, LLP

BNN:dll
Attachment

cc:      Mr. Joseph C. Angard
         Mr. Michael A. Malm

                            MANATT PHELPS & PHILLIPS
       11355 West Olympic Boulevard, Los Angeles, California 90064 -1614
                         310-312-4000 - FAX 310-312-4224

                   Los Angeles - Washington, D.C. - Nashville
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